HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

September 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Amendment No. 6 to Registration Statement on Form F-1
Filed on September 9, 2024
File No. 333-270958

Ladies and Gentlemen:

This letter is in response to the letter dated September 13, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment to Form F-1 filed September 9, 2024

Exhibits

1.	We note your response to our prior comment 2, and reissue it. While a limited assumption as to bankruptcy may be appropriate in the context of debt securities, this is overbroad with respect to a validity opinion (Cf. Sections II.B.1.e and II.B.3.a. of Staff Legal Bulletin No. 19). Please request counsel to remove assumption 2.11 or, alternatively, to revise the opinion to indicate that any bankruptcy proceedings would not affect the opinion set forth in paragraph 3.4 thereof.

RESPONSE: We note the Staff’s comment, and respectfully advise that the Cayman Islands counsel has removed the assumption 2.11 and we hereby refiled Exhibit 5.1 to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer